

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3233

July 14, 2017

<u>Via E-mail</u>
Martin O'Grady
Executive Vice President, Chief Financial Officer
Belmond Ltd.
22 Victoria Street
Hamilton HM 12, Bermuda

      Re: **Belmond Ltd.**
                Form 10-K for Fiscal Year Ended
                December 31, 2016
                Filed February 28, 2017
                File No. 001-16017

Dear Mr. Grady:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                               Sincerely,

                                               /s/ Jennifer Monick

                                               Jennifer Monick
                                               Assistant Chief Accountant
                                               Office of Real Estate and
                                               Commodities